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                                   MEMORANDUM


VIA EDGAR AND FACSIMILE

For Commission Use Only

Re:      North Pointe Holdings Corporation
         Amendment No. 3 to Registration Statement on Form S-1
         File Number 333-122220

         This memorandum sets forth the proposed response of North Pointe Holdings Corporation (including its consolidated subsidiaries, the "Registrant") to the letter of the Staff of the Securities and Exchange Commission (the "Staff"), dated July 18, 2005, with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the "Registration Statement"). For your convenience, each of the Staff's comments is set forth below and followed by the proposed response of the Registrant. Unless otherwise indicated, all section and page references in such responses are to the prospectus (the "Prospectus") included as part of Amendment No. 3 to the Registration Statement.

         Please contact Todd B. Pfister, Esq. at (312) 832-4579 should you have any questions regarding the responses below.

AMENDMENT NO. 3 TO FORM S-1

RESULTS OF OPERATIONS, PAGE 42

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE 48

THREE MONTHS ENDED MARCH 31, 2005 AS COMPARED TO THREE MONTHS ENDED MARCH 31, 2004, PAGE 48

1. REFER TO YOUR RESPONSE TO COMMENT TWO. YOUR REVISED DISCLOSURE DOES NOT APPEAR TO QUANTIFY THE FOUR FACTORS IDENTIFIED AS CONTRIBUTING TO THE CHANGES IN YOUR LOSS RATIO. PLEASE REVISE YOUR DISCUSSION TO QUANTIFY THE AMOUNT OF CHANGE IN YOUR LOSSES CAUSED BY EACH OR [SIC] THE FOUR FACTORS IDENTIFIED.

         RESPONSE: In response to the Staff's comment, the Registrant proposes to replace the last two paragraphs on page 48 of the Prospectus with the following:

                  The loss ratio for our personal lines segment for the first quarter of 2005 was 36.0% as compared to 76.6% for the corresponding period in 2004. The decrease in our personal lines loss ratio was roughly equally attributable to two factors: (1) the change in the mix of business resulting from our ceasing to write policies in our personal automobile insurance line effective October 2004, coupled with the addition of our Florida homeowners insurance line in December 2004, and (2) favorable reserve development in both our Midwest homeowners insurance line and our personal automobile insurance line. Excluding the effect of changes


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         to prior period reserve estimates, the loss ratios for our personal automobile and Midwest homeowners were substantially unchanged for the first quarter of 2005 as compared to the corresponding period in 2004.

                  As a result of the change in our mix of business, the loss ratio for our personal lines segment, before the effects of prior period reserve changes, decreased to 50.6% in the first quarter of 2005 from 69.3% in the first quarter of 2004. Our new Florida homeowners insurance line had a loss ratio of 40.7% in the first quarter of 2005, representing 21.0% of net premiums earned, as compared to 0% of net premiums earned in the first quarter of 2004. Excluding the effects of changes to prior period reserve estimates, our personal automobile insurance line had a loss ratio of 71.1% in the first quarter of 2005, representing 18.0% of net premiums earned, as compared to a loss ratio of 72.6% in the first quarter of 2004, representing 68.8% of net premiums earned.

                  Favorable development in prior period reserve estimates reduced losses and loss adjustment expenses in our personal lines segment by $998,000 in the first quarter of 2005 from $3.4 million to $2.4 million. In contrast, adverse development in prior period reserve estimates increased losses and loss adjustment expenses by $403,000 in the first quarter of 2004 from $3.8 million to $4.2 million. Favorable development in our personal automobile insurance line and our Midwest homeowners insurance line accounted for approximately 80% and 20%, respectively, of the reduction in our personal lines loss ratio that was attributable to our favorable reserve development.

                  The favorable development was substantially attributable to the 2004 and 2003 accident years and resulted from lower than expected losses incurred but not reported based on our existing case reserves at the time. In the first quarter of 2004, adverse development of prior period reserve estimates increased our personal lines loss ratio from 69.3% to 76.6%. This adverse development was primarily attributable to higher than expected losses in our personal injury protection coverage in our personal automobile line, partially offset by smaller redundancies in our Midwest homeowners line.

BUSINESS, PAGE 60

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE 69

2. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR COMMENT NUMBER FIVE. YOUR DISCLOSURE STILL DOES NOT APPEAR TO ANALYZE HOW CHANGES IN THE ASSUMPTIONS USED WOULD IMPACT THE CALCULATION OF THE RESERVES. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE QUANTIFIED AND NARRATIVE DISCLOSURE OF THE IMPACT THAT REASONABLY LIKELY CHANGES IN ONE OF [SIC] MORE OF THE MOST SIGNIFICANT DRIVERS OF THE LOSS RESERVE WOULD HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY.


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         RESPONSE: In an effort to fully respond to the Staff's comment, the
Registrant focused on its key reserve drivers and actuarial analysis. The resulting analysis indicated that the existing reserve range analysis included on page 70 reflects the Registrant's key reserve drivers, which are various loss development factors. The reserve range analysis provides reasonably likely alternative reserve amounts if the weighting of various loss development factors were different. In essence, it shows the impact that reasonably likely changes to key drivers of the loss reserves would have on reported results. The Registrant believes that the existing range analysis incorporates within it the sensitivity analysis referred to in the Staff's comment.

         The Registrant recognizes, however, that the prior disclosure did not clearly reflect this fact. Consequently, the Registrant proposes to supplement the disclosure on page 70 of the Prospectus in order to facilitate the reader's understanding of the disclosure. Specifically, the Registrant proposes to add the following disclosure to the paragraph immediately preceding the range table on page 70:

         The application of different weights to various methods provides an indication of how the ultimate reserve may reasonably differ from our carried reserves depending on which key loss development drivers we emphasize. More specifically, our assumptions vary depending on whether we assign more weight to paid loss development factors, incurred loss development factors, or expected loss ratios.

         In addition, the Registrant proposes to add the following two paragraphs immediately following the table:

                  We believe this range reflects the reasonably likely range within which our reserve amounts will fall and reflects the reasonably likely event that another set of loss development factors may ultimately be more accurate than the set of factors which we assigned the most weight. This would result in either adverse or favorable development of our current reserve estimate in future periods.

                  We believe the reserve amounts which are nearer to the high and low ends of the range are less likely to ultimately develop than amounts closer to center of the range. If ultimate reserves were recorded at either the high end or the low end of the range, pretax income for the year ended December 31, 2004 would be lower or higher, respectively, by the difference between the carried reserves and the respective range ends. We do not believe our liquidity would be materially impacted by such an adjustment.


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